Exhibit 99.1

Corporación América Airports S.A. Reports 3.3% YoY Increase in Total Passenger Traffic in May 2019

Passenger traffic up 11.9% YoY in Argentina and 11.8% in Armenia, partially offset by declines in Brazil and Uruguay

LUXEMBOURG--(BUSINESS WIRE)--June 17, 2019--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today preliminary year-over-year passenger traffic growth of 3.3% in May 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	May'19	May'18	% Var.	YTD’19	YTD’18	% Var
Domestic Passengers (thousands)	3,759	3,506	7.2%	19,014	17,541	8.4%
International Passengers (thousands)	2,268	2,305	-1.6%	11,077	11,378	-2.6%
Transit Passengers (thousands)	629	629	-0.1%	3,583	3,640	-1.6%
Total Passengers (thousands)	6,655	6,440	3.3%	33,674	32,558	3.4%
Cargo Volume (thousand tons)	35.1	32.1	9.4%	176.6	166.1	6.3%
Total Aircraft Movements (thousands)	70.5	73.3	-3.7%	351.7	357.5	-1.6%

Passenger Traffic Overview

Total passenger traffic in May 2019 increased 3.3% YoY primarily reflecting growth of 11.9% in Argentina and 11.8% in Armenia, further supported by growth across most other countries of operations, partially offset by declines in Brazil and Uruguay.

In Argentina, total passenger traffic increased 11.9% YoY, mainly driven by growth of 21.8% in domestic passengers benefiting from the launch of several new routes and the addition of new airlines during 2018 and 2019, together with a mix-shift to domestic from international travel by local passengers. Domestic traffic also benefitted from easier comps due to the closure of Iguazu Airport for 15 days in the year-ago quarter with traffic transferred to Brazil. International passenger traffic fell 6.7% reflecting continued challenging macro conditions although showed an improvement from the 12.1% decline reported in the previous month. During May, low cost carrier JetSmart continued to add new domestic routes connecting Mendoza Airport with Tucumán and Salta airports, El Palomar Airport with Tucumán Airport and Neuquén Airport with Córdoba and Salta airports, further increasing connectivity in the country. Also, JetSmart added new frequencies to its already existing routes from El Palomar to Bariloche and Mendoza to Neuquén.

In Italy, passenger traffic remained flat, driven by growth of 3.5% at Florence Airport reflecting easier comps as last year traffic was impacted by a pilot strike at a leading European airline, together with the good performance of TAP’s connecting flight to Lisbon and the additional flights to Madrid by Iberia. This was partially offset by a 1.6% decline in passenger traffic at Pisa Airport, mainly reflecting the reduction of operations by Pobeda and Easyjet, offsetting the increased traffic by Air Arabia Maroc to Casablanca, Morocco.

In Brazil, passenger traffic declined 7.8%, primarily reflecting the cancellation of operations by a local airline, and, to a lesser extent, a reduction in less profitable routes and frequencies by a leading Latin American airline as it seeks to optimize domestic operations at Brasilia Airport. Domestic passengers declined 14.5% while international passengers increased 7.0% according to the new methodology count introduced by ANAC June 2018. Importantly, LATAM Airlines announced the opening of new international routes from Brasilia Airport to Lima, Perú; Asunción, Paraguay and Santiago de Chile, Chile, starting October 2019. Moreover, Gol airlines announced the addition of several domestic frequencies over the coming months, in line with its strategy of expanding operations at Brasilia airport, while Azul announced new routes to Recife and Santos Dumont starting 4Q19.

In Armenia, total passenger traffic increased 11.8%, mainly reflecting improved political conditions since 2H18.

In Ecuador, passenger traffic increased 2.6%, with international passenger traffic at Guayaquil Airport up 8.7%, mainly attributed to the additional frequencies by COPA and Jet Blue, started earlier this year, and the good start by Aeroméxico, that inaugurated 3 weekly flights from Guayaquil Airport to Ciudad de Mexico, Mexico. In addition, low cost carrier Wingo announced it will start a new direct flight from Guayaquil Airport to Bogotá, Colombia, starting August 2019 and Iberia announced the opening of a direct route to Madrid, Spain, commencing December 2019.

Cargo Volume and Aircraft Movements

Cargo volume increased 9.4% in May 2019, mainly as a result a 63.0% increase in Brazil, and further supported by stable cargo volume in Argentina, including increased exports.

Aircraft movements decreased 3.7% in May 2019, mainly as a result of a 19.5% decline in Brazil.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	May'19	May'18	% Var.	YTD’19	YTD’18	% Var
Passenger Traffic (thousands)
Argentina	3,349	2,992	11.9%	17,629	16,348	7.8%
Italy	784	783	0.1%	2,940	2,901	1.3%
Brazil	1,431	1,616	-11.4%	7,874	8,180	-3.7%
Uruguay	165	174	-5.1%	984	1,040	-5.5%
Ecuador	372	363	2.6%	1,869	1,773	5.4%
Armenia	243	217	11.8%	1,039	954	8.9%
Peru	311	295	5.3%	1,340	1,361	-1.6%
TOTAL	6,655	6,440	3.3%	33,674	32,558	3.4%

Cargo Volume (tons)
Argentina	18,941	18,954	-0.1%	93,823	100,909	-7.0%
Italy	1,100	1,003	9.7%	5,466	4,498	21.5%
Brazil	7,611	4,670	63.0%	39,774	24,049	65.4%
Uruguay	2,325	2,172	7.0%	10,967	11,325	-3.2%
Ecuador	3,246	3,571	-9.1%	17,875	17,039	4.9%
Armenia	1,492	1,332	12.0%	6,754	6,359	6.2%
Peru	407	408	-0.2%	1,986	1,956	1.5%
TOTAL	35,123	32,109	9.4%	176,645	166,136	6.3%

Aircraft Movements
Argentina	36,193	35,872	0.9%	187,636	184,771	1.6%
Italy	7,500	7,467	0.4%	28,516	27,942	2.1%
Brazil	12,965	16,099	-19.5%	66,430	75,967	-12.6%
Uruguay	2,202	2,336	-5.7%	13,914	15,899	-12.5%
Ecuador	6,926	6,749	2.6%	34,396	31,378	9.6%
Armenia	1,944	2,015	-3.5%	9,014	8,906	1.2%
Peru	2,798	2,722	2.8%	11,827	12,663	-6.6%
TOTAL	70,528	73,260	-3.7%	351,733	357,526	-1.6%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world by the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2018, Corporación América Airports served 81.3 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

CONTACT:
Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411